                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                  FORM 11-K

                           _______________________


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1998

                                      OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Harris Corporation Retirement Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Harris Corporation
                                1025 W. NASA Blvd.
                                Melbourne, Florida 32919

                               HARRIS CORPORATION
                                 RETIREMENT PLAN

                              Financial Statements

                                  June 30, 1998

     HARRIS CORPORATION RETIREMENT PLAN


     Table of Contents

     June 30, 1998                                                                                        PAGE
-------------------------------------------------------------------------------------------------------------------





     INDEPENDENT AUDITOR'S REPORT...........................................................................1


     FINANCIAL STATEMENTS:

        Statements of Net Assets Available for Benefits.....................................................2

        Statement of Changes in Net Assets Available for Benefits With Fund Information...................3-4

        Notes to Financial Statements.....................................................................5-9

                          INDEPENDENT AUDITOR'S REPORT



     Investment Committee
     Harris Corporation Retirement Plan
     Melbourne, Florida


     We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the "Plan") as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended June 30, 1998, in conformity with generally accepted accounting principles.




     /s/ Bray, Beck & Koetter

     Melbourne, Florida
     November 12, 1998






-------------------------------------------------------------------------------
                                                                              1

                              FINANCIAL STATEMENTS

     HARRIS CORPORATION RETIREMENT PLAN

     Statements of Net Assets Available for Benefits

     June 30, 1998 and 1997
--------------------------------------------------------------------------------



                                                                             1998               1997
                                                                        --------------     --------------
     ASSETS

     INVESTMENTS, AT FAIR VALUE (NOTE 4):
        Plan interest in Harris Corporation Master Trust                $2,238,332,501     $1,876,328,507
        Participant loans                                                   34,819,599         32,850,494
                                                                        --------------     --------------

           Total investments                                             2,273,152,100      1,909,179,001

     RECEIVABLES:
        Contributions receivable:
           Harris Corporation                                               29,795,876         25,410,442
           Participants                                                      3,922,511            353,634
        Loan payments                                                        1,613,953             -
        Accrued interest and dividends                                       5,437,988          7,079,360
        Securities sold                                                     17,835,383         12,213,540
                                                                        --------------     --------------

           Total receivables                                                58,605,711         45,056,976

     CASH AND CASH EQUIVALENTS (NOTE 3)                                     76,897,460         67,625,393
                                                                        --------------     --------------

           Total assets                                                  2,408,655,271      2,021,861,370


     LIABILITIES

     Accounts payable                                                        5,859,595                  -
     Accrued expenses                                                        1,952,000            724,124
     Securities purchased                                                    8,002,613         13,713,604
     Outstanding options                                                     3,678,574          2,386,053
                                                                        --------------     --------------

           Total liabilities                                                19,492,782         16,823,781
                                                                        --------------     --------------

     NET ASSETS AVAILABLE FOR BENEFITS                                  $2,389,162,489     $2,005,037,589
                                                                        ==============     ==============










See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                                                               2

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 1998
--------------------------------------------------------------------------------

                                                                                   Money         Equity
                                                Balanced       Short-Term          Market        Income
                                                 Fund           Bond Fund           Fund           Fund
                                             -------------    -------------    -------------   -------------

INCREASES:
   Plan interest in Harris Corporation
     Master Trust investment income          $ 170,962,901    $   6,173,086    $   1,121,023   $  76,729,046
   Interest income                                       -                -                -               -
   Contributions:
     Participant rollover                        1,130,604           53,197          538,634       1,362,544
     Employer profit sharing                     7,236,260        1,609,547          520,097       5,612,835
     Employer matching                           2,403,308        1,637,767          411,754       6,961,426
     Employee                                   10,578,289        2,206,341          708,766      11,735,183
                                             -------------    -------------    -------------   -------------

                                               192,311,362       11,679,938        3,300,274     102,401,034

NET TRANSFERS (TO) FROM HARRIS CORPORATION
   UNION RETIREMENT PLAN                          (316,175)        (268,963)           3,652        (159,030)

NET PARTICIPANTS' TRANSFERS
   BETWEEN FUNDS                              (105,150,816)      (9,825,205)       9,723,549     (20,850,694)

DECREASES:
   Benefits paid directly to participants       45,241,688        4,958,103        4,304,713      20,206,672
   Administrative expenses                       3,002,847          233,331           60,624       1,823,817
                                             -------------    -------------    -------------   -------------

                                                48,244,535        5,191,434        4,365,337      22,030,489
                                             -------------    -------------    -------------   -------------

NET INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS                38,599,836       (3,605,664)       8,662,138      59,360,821

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                           900,018,460       93,960,209       17,136,816     374,957,907
                                             -------------    -------------    -------------   -------------

   END OF YEAR                               $ 938,618,296    $  90,354,545    $  25,798,954   $ 434,318,728
                                             =============    =============    =============   =============














See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                                                               3




-------------------------------------------------------------------------------------------------------------------------------
      Equity           Stable                              Harris
      Index             Value            Growth          Corporation       International       Loan
      Fund              Fund              Fund           Stock Fund            Fund            Fund               Total
---------------    ---------------   ---------------   ---------------    ---------------    ---------------   ---------------

$    75,540,343    $    13,699,158   $    41,555,303   $     2,176,074    $        (6,429)   $           -     $   387,950,505
            -                  -                 -                 -                  -            2,504,902         2,504,902

      1,142,519          1,457,884           766,762               -               19,829                -           6,471,973
      5,432,054          2,717,596         4,033,702               -              119,850                -          27,281,941
      5,563,994          2,494,852         3,792,465         4,809,390             16,951                -          28,091,907
      9,740,545          3,415,211         7,030,032         2,960,122             49,310                -          48,423,799
---------------    ---------------   ---------------   ---------------    ---------------    ---------------   ---------------

     97,419,455         23,784,701        57,178,264         9,945,586            199,511          2,504,902       500,725,027


       (498,082)            21,573            75,985           165,017              3,069                -            (972,954)


     66,831,218         44,107,127         8,513,944        (1,027,711)         7,250,371            428,217               -


     11,491,023         13,630,439         7,285,086         1,230,338              6,588            964,014       109,318,664
        514,697            223,236           449,037               920                -                  -           6,308,509
---------------    ---------------   ---------------   ---------------    ---------------    ---------------   ---------------

     12,005,720         13,853,675         7,734,123         1,231,258              6,588            964,014       115,627,173
---------------    ---------------   ---------------   ---------------    ---------------    ---------------   ---------------


    151,746,871         54,059,726        58,034,070         7,851,634          7,446,363          1,969,105       384,124,900


    224,621,952        207,659,211       129,081,279        24,751,261                -           32,850,494     2,005,037,589
---------------    ---------------   ---------------   ---------------    ---------------    ---------------   ---------------

$   376,368,823    $   261,718,937   $   187,115,349   $    32,602,895    $     7,446,363    $    34,819,599   $ 2,389,162,489
===============    ===============   ===============   ===============    ===============    ===============   ===============
















--------------------------------------------------------------------------------
                                                                               4

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997
--------------------------------------------------------------------------------


     1.  DESCRIPTION OF THE PLAN

         The following description of the Harris Corporation Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General
         -------

         The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions
         -------------

         The Harris Corporation Retirement Plan and the Harris Corporation Union Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

         Payments of Benefits
         --------------------

         Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

         Participant Loans
         -----------------

         The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plans. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.









--------------------------------------------------------------------------------
                                                                               5

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997
--------------------------------------------------------------------------------



     1.  DESCRIPTION OF THE PLAN, CONTINUED

         Vesting
         -------

         A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

         Forfeitures
         -----------

         A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 1998, employer contributions were reduced by $2,157,461 from forfeited nonvested accounts.

         Plan Termination
         ----------------

         Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

         Investment Options
         ------------------

         Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of nine investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.


     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting
         -------------------

         The accounting records of the Plan are maintained on the accrual basis.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.




--------------------------------------------------------------------------------
                                                                               6

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997
--------------------------------------------------------------------------------


     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

         Investment Valuation and Income Recognition
         -------------------------------------------

         The fair value of the Plan's interest in the Harris Corporation Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

         Administrative Expenses
         -----------------------

         Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Master Trust. In fiscal 1997, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. During fiscal 1998, these fees and expenses were paid by the Plan. Trustee, investment manager fees and certain administrative expenses were paid by the Plan.

         Payment of Benefits
         -------------------

         Benefits are recorded when paid.


     3.  TRANSACTIONS WITH PARTIES-IN-INTEREST

         Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

         The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

         Included in cash and cash equivalents at June 30, 1998 and 1997 are 38,642,181 and 67,070,853, shares respectively, of BT Pyramid Directed Account Cash Fund, with a fair value of $38,642,181 and $67,070,853. At June 30, 1998, Investments of the Master Trust include 97,182,986 shares of BT Pyramid Broad Market Fixed Income Fund with a fair value of $203,471,047; 198,897 shares of BT Pyramid Equity Index Fund with a fair value of $531,147,396; and 27,800 shares of Bankers Trust Company common stock with a fair value of $3,226,551.

         At June 30, 1998 and 1997, 693,016 and 306,916 shares with a fair market value of $30,969,499 and $25,780,944, respectively, of Harris Corporation common stock were included in investments of the Harris Corporation Master Trust.



--------------------------------------------------------------------------------
                                                                               7

     HARRIS CORPORATION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997
--------------------------------------------------------------------------------


     4.  INTEREST IN HARRIS CORPORATION MASTER TRUST

         The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company (Trustee). At June 30, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 96.97% and 97.24%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan.

         Investments of the Master Trust are as follows:

                                                                                1998                1997
                                                                         ----------------    ----------------
           Fair value as determined by quoted market prices:
               U.S. government securities                                 $   136,991,415     $   193,034,127
               Corporate debt securities                                      119,443,881         230,525,352
               Foreign debt securities                                          8,105,656          10,191,484
               Corporate equity securities                                    891,181,774         787,014,217
               Morgan Stanley International Magnum Fund                        73,003,976          60,206,396
               BT Pyramid Broad Market Fixed Income Fund                      203,471,047              -
               BT Pyramid Equity Index Fund                                   531,147,396              -
               Wells Fargo Bank Index Fund                                         -              316,512,010
               Putnam New Opportunities Fund                                   82,309,171          94,828,345
                                                                         ----------------    ----------------

                                                                            2,045,654,316       1,692,311,931

           Fair value as determined by investee company:
               J.P. Morgan Real Estate Fund                                        -               32,065,098

           Contract value:
               Unallocated insurance contracts                                261,412,879         205,927,404
                                                                         ----------------    ----------------
                                                                           $2,307,067,195      $1,930,304,433
                                                                         ================    ================


















--------------------------------------------------------------------------------
                                                                               8

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1998 and 1997
--------------------------------------------------------------------------------

4.   INTEREST IN HARRIS CORPORATION MASTER TRUST, CONTINUED

     Investment income of the Master Trust for the year ended June 30, 1998 is as follows:

Net appreciation (depreciation) in fair value as
         determined by quoted market price:
                  U.S. government securities                      $   5,553,561
                  Corporate debt securities                           2,544,994
                  Foreign debt securities                              (607,721)
                  Corporate equity securities                       171,954,218
                  Morgan Stanley International Magnum Fund            2,656,266
                  Wells Fargo Bank Index Fund                        24,415,348
                  Putnam New Opportunities Fund                      25,213,280
                  BT Pyramid Broad Market Fixed Income Fund           9,321,342
                  BT Pyramid Equity Index Fund                       94,367,257
                                                                  --------------
                                                                    335,418,545

Net appreciation (depreciation) in fair value as
         determined by investee company:
                  J.P. Morgan Real Estate Fund                        1,574,312
                                                                  --------------

                                                                    336,992,857
Interest and dividends                                               61,999,493
                                                                  --------------

                                                                  $ 398,992,350
                                                                  =============

5.   TAX STATUS

     The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of June 30, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   YEAR 2000 ISSUES (UNAUDITED)

     Certain software and hardware systems are time-sensitive. Older time-sensitive systems often use a two-digit dating convention (e.g. "00" rather than "2000") that could result in system failure and disruption of operations as the year 2000 approaches. The Year 2000 problem will impact the Plan Sponsor, the trustee, recordkeeper, and investment managers, as well as their vendors and suppliers. Harris Corporation ("Company") has determined its needs to replace or modify several of its software systems. The Company has identified exposure in various operating and business systems including financial and administrative functions. The Company has also initiated communications with suppliers and other relevant third parties to identify and minimize disruptions to the Company's operations and to assist in resolving Year 2000 issues. However, there can be no certainty that the systems and products of other companies on which the Company and Plan relies will not have an adverse effect on the Company's or Plan's operations.

--------------------------------------------------------------------------------

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                             Harris Corporation
                                             Retirement Plan


                                             /s/  Jeffrey Pratt Morrill
                                             ------------------------------
                                             Jeffrey Pratt Morrill
                                             Plan Administrator


Date:  December 22, 1998